Agora, Inc. Reports Third Quarter 2020 Financial Results

November 16, 2020

SANTA CLARA, Calif. – (GLOBE NEWSWIRE) – Agora, Inc. (NASDAQ: API) (“Agora”), a pioneer and leading platform for real-time engagement APIs, today announced its financial results for the third quarter ended September 30, 2020.

“Agora is empowering software developers around the world to bring contextual video engagement to more and more online activities, such as taking a class or exam, attending a virtual event, meeting new friends and competing in a game. Such innovations are far beyond traditional video conferencing and still have a long way to go,” said Tony Zhao, founder, chairman and CEO of Agora. “Our performance in this quarter demonstrates the steady adoption of contextual video engagement across industries and we will continue to invest in the depth and breadth of our platform to better serve developers.”

Third Quarter 2020 Highlights

•Total revenues for the quarter were $30.8 million, an increase of 80.8% from $17.1 million in the third quarter of 2019.
•Active Customers as of September 30, 2020 were 1,815, an increase of 95.4% from 929 as of September 30, 2019.
•Constant Currency Dollar-Based Net Expansion Rate was 187.9% for the trailing 12-month period ended September 30, 2020.
•Net loss for the quarter was $2.9 million, compared to net loss of $1.1 million in the third quarter of 2019. After excluding share-based compensation expense, non-GAAP net loss for the quarter was $0.4 million, compared to the non-GAAP net loss of $0.3 million in the third quarter of 2019. Adjusted EBITDA for the quarter was negative $0.1 million, compared to $0.2 million in the third quarter of 2019.
•Total cash, cash equivalents and short-term investments as of September 30, 2020 was $635.4 million.
•Net cash used in operating activities for the quarter was $1.9 million, compared to $0.1 million in the third quarter of 2019. Free cash flow for the quarter was negative $5.1 million, compared to negative $1.3 million in the third quarter of 2019.

Third Quarter 2020 Financial Results

Revenues
Total revenues were $30.8 million in the third quarter of 2020, an increase of 80.8% from $17.1 million in the same period last year, primarily due to increased usage of our video and voice products as result of our business expansion.

Cost of Revenues
Cost of revenues was $11.6 million in the third quarter of 2020, an increase of 120.7% from $5.2 million in the same period last year, primarily due to increase in bandwidth and co-location costs as we continued to scale our business.

Gross Profit and Gross Margin

Gross profit was $19.3 million in the third quarter of 2020, an increase of 63.1% from $11.8 million in the same period last year. Gross margin was 62.5% in the third quarter of 2020, a decrease of 6.7% from 69.2% in the same period last year, primarily due to international expansion to regions with higher infrastructure costs.

Operating Expenses
Operating expenses were $23.2 million in the third quarter of 2020, an increase of 78.3% from $13.0 million in the same period last year.

•Research and development expenses were $12.4 million in the third quarter of 2020, an increase of 89% from $6.6 million in the same period last year, primarily due to increased personnel costs as we continue to build our research and development team, including an increase in share-based compensation from $0.2 million in the third quarter of 2019 to $0.9 million in the third quarter of 2020.
•Sales and marketing expenses were $6.4 million in the third quarter of 2020, an increase of 33.4% from $4.8 million in the same period last year, primarily due to increased personnel costs as we continue to build our team and advertising expenses.
•General and administrative expenses were $4.4 million in the third quarter of 2020, an increase of 165.4% from $1.7 million in the same period last year, primarily due to increased personnel costs as we continue to build our team and professional services expenses, including an increase in share-based compensation from $0.3 million in the third quarter of 2019 to $1.1 million in the third quarter of 2020.

Other Operating Income
Other operating income was $181 thousand in the third quarter of 2020, compared to $58 thousand in the same period last year, primarily due to additional value added tax deductions.

Loss from Operations
Loss from operations was $3.8 million in the third quarter of 2020, compared to loss from operations of $1.2 million in the same period last year.

Interest and Investment Income
Interest and investment income were $960 thousand in the third quarter of 2020, an increase of 266.4% from $262 thousand in the same period last year, primarily due to an increase in the average balance of cash and cash equivalents and an increase in short-term investments purchased due to our initial public offering and concurrent private placement.

Income Taxes
Income taxes were $74 thousand in the third quarter of 2020, a decrease of 71.8% from $0.3 million in the same period last year, primarily due to decrease in pre-tax income generated by our subsidiaries.

Net Loss
Net loss was $2.9 million in the third quarter of 2020, compared to net loss of $1.1 million in the same period last year.

Net loss attributable to ordinary shareholders

Net loss attributable to ordinary shareholders for the quarter was $2.9 million, compared to net loss attributable to ordinary shareholders of $18.8 million in the same period last year.

Net loss per American Depositary Share
Net loss per American Depositary Share (“ADS”)1 was $0.03, compared to net loss of $0.65 per ADS in the same period last year.

Financial Outlook

Based on currently available information, Agora expects that the estimated total revenues for the full fiscal year ending December 31, 2020 remain to be between $125 million and $130 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, and the outlook ranges for full year 2020 reflect a number of assumptions that are subject to change based on uncertainties related to the impact of the COVID-19 pandemic.

Earnings Call

Agora will host a conference call to discuss the financial results at 5 p.m. Pacific Time / 8:00 p.m. Eastern Time on the same day. Details for the conference call are as follows:
Event title: Agora, Inc. 3Q 2020 Financial Results
Conference ID: 3351435
Direct Event online registration: http://apac.directeventreg.com/registration/event/3351435
Please register in advance of the conference using the link provided above. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID.
A digital recording of the conference call will be available for replay two hours after the call’s completion (dial-in number: US 18554525696, International +61 2 81990299; same conference ID as shown above).
Please visit Agora’s investor relations website at https://investor.agora.io/investor-relations on November 16, 2020 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

Agora has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP). Agora uses these non-GAAP financial measures internally in analyzing its financial results and believes that use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing Agora’s financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net income (loss). We believe that all such non-GAAP financial measures also
1 One ADS represents four Class A ordinary shares.

provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with Agora’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of Agora’s historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of Agora’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Agora defines non-GAAP net income (loss) as net income (loss) adjusted to exclude share-based compensation expense.

Adjusted EBITDA

Agora defines Adjusted EBITDA as net income (loss) before exchange gain (loss), interest and investment income, income taxes, depreciation and amortization, and adjusted to exclude the effects of share-based compensation expense.

Free Cash Flow

Agora defines free cash flow as net cash provided by operating activities less purchases of property and equipment. Agora considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

Agora also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

Agora defines an active customer at the end of any particular period as an organization or individual developer from which Agora generated more than $100 of revenue during the preceding 12 months. Agora counts customers based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Constant Currency Dollar-Based Net Expansion Rate

Agora calculates Dollar-Based Net Expansion Rate for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. Constant Currency Dollar-Based Net Expansion Rate is calculated the same way as Dollar-Based Net Expansion Rate but using fixed exchange rates based on the daily average exchange rates prevailing during the prior 12-month period to remove the impact of foreign currency translations. Agora believes Constant Currency Dollar-Based Net Expansion Rate facilitates operating performance comparisons on a period-to-period basis as Agora does not consider the impact of foreign currency fluctuations to be indicative of its core operating performance.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Agora’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on Agora’s current expectations and involve risks and uncertainties. Agora’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; Agora’s ability to manage its growth and expand its operations; the continued impact of the COVID-19 pandemic on global markets and Agora’s business, operations and customers; Agora’s ability to attract new developers and convert them into customers; Agora’s ability to retain existing customers and expand their usage of Agora’s platform and products; Agora’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; Agora’s fluctuating operating results; competition; the effect of broader technological and market trends on Agora’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included under the caption “Risk Factors” and elsewhere in our filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Agora undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora

Agora’s mission is to make real-time engagement ubiquitous, allowing everyone to interact with anyone, in any application, anytime and anywhere. Agora’s platform provides developers simple, flexible and powerful application programming interfaces, or APIs, to embed real-time video and voice engagement experiences into their applications.

For more information, please visit: www.agora.io.

Investor Contact:
Fionna Chen
investor@agora.io

Media Contact:
Suzanne Nguyen
press@agora.io

Agora, Inc.
Condensed Consolidated Balance Sheets
(Unaudited, in US$ thousands)

	As of	As of
	September 30,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	409,782	105,603
Short-term investments	225,584	-
Accounts receivable, net	28,921	16,248
Prepayments and other current assets	5,725	1,381
Total current assets	670,012	123,232
Property and equipment, net	12,755	6,282
Deferred tax assets	876	836
Other non-current assets	1,036	809
Total assets	684,679	131,159

Liabilities, mezzanine equity and shareholders' equity (deficit)
Current liabilities:
Accounts payable	4,558	4,088
Advances from customers	1,132	921
Taxes payable	2,792	2,493
Accrued expenses and other current liabilities	20,123	10,979
Total current liabilities	28,605	18,481
Total liabilities	28,605	18,481

Mezzanine equity	-	239,970

Shareholders' equity (deficit):
Ordinary shares	-	12
Class A ordinary shares	33	-
Class B ordinary shares	8	-
Additional paid-in-capital	813,670	-
Accumulated other comprehensive loss	128	(988)
Accumulated deficit	(157,765)	(126,316)
Total shareholders' equity (deficit)	656,074	(127,292)
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	684,679	131,159

Agora, Inc.
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Nine Month Ended
	September 30,		September 30,
	2020	2019	2020	2019
Real-time engagement service revenues	30,620	16,936	99,738	45,085
Other revenues	227	125	573	239
Total revenues	30,847	17,061	100,311	45,324
Cost of revenues	11,583	5,248	34,042	13,983
Gross profit	19,264	11,813	66,269	31,341
Operating expenses:
Research and development	12,449	6,588	35,056	16,495
Sales and marketing	6,372	4,778	18,287	13,851
General and administrative	4,401	1,658	11,342	4,756
Total operating expenses	23,222	13,024	64,685	35,102
Other operating income	181	58	974	77
Income (loss) from operations	(3,777)	(1,153)	2,558	(3,684)
Exchange gain	(34)	40	(34)	53
Interest and investment income	960	262	1,177	386
Income (loss) before income taxes	(2,851)	(851)	3,701	(3,245)
Income taxes	(74)	(262)	(633)	(590)
Net income (loss)	(2,925)	(1,113)	3,068	(3,835)
Less: cumulative undeclared dividends on convertible redeemable preferred shares	-	(2,490)	(6,715)	(7,471)
Less: accretion on convertible redeemable preferred shares to redemption value	-	(15,246)	(193,466)	(33,974)
Net loss attributable to ordinary shareholders	(2,925)	(18,849)	(197,113)	(45,280)
Other comprehensive loss:
Foreign currency translation adjustments	1,587	(602)	1,117	(686)
Total comprehensive loss attributable to ordinary shareholders	(1,338)	(19,451)	(195,996)	(45,966)

Net loss per ADS attributable to ordinary shareholders, basic and diluted	(0.03)	(0.65)	(3.55)	(1.58)

Weighted-average shares used in computing net loss per ADS attributable to ordinary shareholders, basic and diluted	407,297,929	116,512,788	222,127,507	114,878,676

Share-based compensation expenses included in:
Cost of revenues	31	21	99	60
Research and development expenses	894	169	1,565	1,290
Sales and marketing expenses	434	370	1,336	1,281
General and administrative expenses	1,117	260	2,574	775

Agora, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited, in US$ thousands)

	Three Month Ended		Nine Month Ended
	September 30,		September 30,
	2020	2019	2020	2019
Cash flows from operating activities:
Net income (loss)	(2,925)	(1,113)	3,068	(3,835)
Adjustments to reconcile net income (loss) to net cash generated from (used in) operating activities:
Share-based compensation expense	2,476	820	5,574	2,558
Depreciation of property and equipment	1,196	520	2,946	1,291
Change in the fair value of short-term investments	(33)	-	(33)	-
Changes in assets and liabilities:
Accounts receivable	(7)	(614)	(12,133)	(1,619)
Prepayments and other current assets	(1,084)	15	(4,230)	83
Other non-current assets	(601)	(31)	(599)	(14)
Accounts payable	(661)	(239)	891	(324)
Advances from customers	138	36	184	462
Taxes payable	664	477	265	571
Accrued expenses and other current liabilities	(1,097)	75	8,664	(544)
Net cash generated from (used in) operating activities	(1,934)	(54)	4,597	(1,371)
Cash flows from investing activities:
Purchase of short-term investments	(225,143)	(4,294)	(225,143)	(13,899)
Proceeds from sale and maturity of short-term investments	-	2,862	-	10,949
Purchase of property and equipment	(3,210)	(1,213)	(9,531)	(3,622)
Net cash generated from (used in) investing activities	(228,353)	(2,645)	(234,674)	(6,572)
Cash flows from financing activities:
Proceeds from issuance of Series C+ convertible redeemable preferred shares, net of the issuance costs of nil	-	-	50,000	-
Proceeds from the IPO and concurrent private placement, net of underwriter discounts and commissions and other offering costs paid	(1,419)	-	483,905	-
Net cash provided by financing activities	(1,419)	-	533,905	-
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	634	(299)	351	(316)
Net increase (decrease) in cash, cash equivalents and restricted cash	(231,072)	(2,998)	304,179	(8,259)
Cash, cash equivalents and restricted cash at beginning of period *	640,934	103,337	105,683	108,598
Cash, cash equivalents and restricted cash at end of period **	409,862	100,339	409,862	100,339
Supplemental disclosure of cash flow information:
Income taxes paid	18	-	742	411
Non-cash financing and investing activities:
Accretion to redemption value of convertible redeemable preferred shares	-	15,246	193,466	33,974
Payables for property and equipment	173	341	173	341
Payables for deferred initial public offering cost	277	-	277	-

* includes restricted cash balance	80	80	80	80
** includes restricted cash balance	80	80	80	80

Agora, Inc.
Reconciliation of GAAP to Non-GAAP Measures
(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Nine Month Ended
	September 30,		September 30,
	2020	2019	2020	2019
GAAP net income (loss)	(2,925)	(1,113)	3,068	(3,835)
Add:
Share-based compensation expense	2,476	820	5,574	3,405
Non-GAAP net income (loss)	(449)	(293)	8,642	(430)

Net income (loss)	(2,925)	(1,113)	3,068	(3,835)
Excluding:
Exchange rate gains (loss)	(34)	40	(34)	53
Interest and investment income	960	262	1,177	386
Income taxes	(74)	(262)	(633)	(590)
Depreciation and amortization expense	1,196	520	2,946	1,291
Share-based compensation expense	2,476	820	5,574	3,405
Adjusted EBITDA	(105)	187	11,078	1,012

Net cash generated from (used in) operating activities	(1,934)	(54)	4,597	(1,371)
Purchase of property and equipment	(3,210)	(1,213)	(9,531)	(3,622)
Free Cash Flow	(5,144)	(1,267)	(4,934)	(4,993)
Net cash generated from (used in) investing activities	(228,353)	(2,645)	(234,674)	(6,572)
Net cash provided by financing activities	(1,419)	-	533,905	-